(Translation)

File No. 82-34816

July 18, 2006

Dear Sirs,


06015647

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Exercise of Right under Call Option Clause of
the Yen-Denominated Zero Coupon Guaranteed Convertible Bonds due 2009

With regard to the Yen-Denominated Zero Coupon Guaranteed Convertible Bonds due 2009 (the "Notes") issued by SEGA SAMMY HOLDINGS INC. (the "Company") on October 29, 2004, the Company has been entitled to early redemption thereof pursuant to the 125% call option clause since March 3, 2005.

Notice is hereby given that at the meeting of the Board of Directors of the Company held on July 18, 2006, the Company adopted a resolution to exercise the call option and redeem all of the Notes outstanding as of July 18, 2006 prior to maturity with the aim of promoting the conversion thereof, as described below:

Description

1.	Description of the notes subject to early redemption:	SEGA SAMMY HOLDINGS INC. Yen-Denominated Zero Coupon Guaranteed Convertible Bonds due 2009
2.	Total amount (face value) of the notes subject to early redemption:	¥1,000,000 (as of July 18, 2006)
3.	Date of early redemption:	August 31, 2006 (Thursday)
4.	Amount of the notes subject to early redemption:	¥1,000,000 per ¥1,000,000 in face value
5.	Last date to request to convert securities	August 28, 2006 (Monday)

* The Notes are listed on the London Stock Exchange.

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